NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

For the year ended 30 June 2006

Notice is hereby given that the 18th Annual General Meeting of Orbital Corporation Limited ABN 32 009 344 058 will be held at the Freshwater Bay Room, Hyatt Regency Perth, 99 Adelaide Terrace, Perth, Western Australia on Tuesday 24 October 2006 at 10.00am (WST).

The Explanatory Notes accompanying this Notice of Meeting form part of this Notice of Meeting.

BUSINESS

Item 1 Financial Report and Reports of the Directors and the Auditors

To receive and consider the financial statements for the year ended 30 June 2006 together with the directors? report and the auditor?s report.

Item 2 Remuneration Report

To adopt the Remuneration Report for the year ended 30 June 2006

Note that the vote on this item is advisory only and does not bind the directors or the Company.

Item 3 Reelection of Director

3 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Mr D W J Bourke who retires by rotation in accordance with Article 9.3 of the Company's Constitution and, being eligible, offers himself for re-election, be elected as a director of the Company.?

Information about this candidate is set out in the accompanying Explanatory Notes.

Item 4 Acquisition of shares by Managing Director / Chief Executive Officer under the Employee Share Plan and the Executive Long Term Share Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That for the purposes of ASX Listing Rule 10.14 and for all other purposes, approval be given for the acquisition of ordinary shares in the Company to the value of $1,000 by Dr R A Houston, Managing Director and Chief Executive Officer of the Company, under the Employee Share Plan and up to 1,243,750 ordinary shares in the Company, directly or indirectly, by Dr R A Houston under the Executive Long Term Share Plan in the manner set out in the Explanatory Notes."

The Company will disregard any votes cast on the resolution in agenda item 4 of this Notice of Meeting by Dr R A Houston, or any associate of Dr R A Houston. However, the Company need not disregard a vote cast on the resolution in agenda item 4 if:

(i)it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Refer to accompanying Explanatory Notes.

By Order of the Board

K A HALLIWELL

Company Secretary

Perth, Western Australia

25 September 2006.

NOTES

1 A member of the Company entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote on behalf of that member.

2 A proxy need not be a member of the Company.

3 A proxy may be appointed by reference to an office held by the proxy (e.g. ?the Company Secretary?).

4 Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member?s voting rights. If no such proportion is specified, each proxy may exercise half of the member?s votes.

5 A proxy form is enclosed.An additional form can be obtained by writing to the Company Secretary at 4 Whipple Street, Balcatta, Western Australia 6021. Alternatively, you may photocopy the enclosed form.

6 To be effective, a duly completed proxy form and (where applicable) any power of attorney under which it is signed or a certified copy of the power of attorney must be received by the Company at its registered office at the address or fax number set out below, by no later than 10.00am (WST) on Sunday, 22 October 2006, being not less than 48 hours before the time for commencement of the meeting. Please deliver or send by post to the Company Secretary at 4 Whipple Street, Balcatta, Western Australia 6021 or send by facsimile to +61 8 9323 2033 or +61 8 9441 2133.

7 For corporate members incorporated in Australia, the Company will accept proxy appointments by the corporate member executed in accordance with section 127(1) (not under seal), section 127(2) (under seal) of the Corporations Act 2001, or under the hand of a duly authorised officer or attorney. Where an Australian proprietary company does not have a company secretary (as is permitted by section 204A of the Corporations Act 2001) the Company will also accept a proxy appointment signed by the sole director of that proprietary company.

8 For the purpose of determining the voting entitlements at the meeting the Directors have determined that shares in the Company will be taken to be held by the registered holders of those shares at 5.00pm (WST) on Sunday, 22 October 2006. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

EXPLANATORY NOTES TO THE NOTICE OF

ANNUAL GENERAL MEETING OF

SHAREHOLDERS

For the year ended 30 June 2006

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

4 WHIPPLE STREET, BALCATTA 6021

WESTERN AUSTRALIA

TELEPHONE: 61 8 9441 2311

FACSIMILE:61 8 9441 2133

WEBSITE:www.orbitalcorp.com.au

Item 2. Remuneration Report

During this item, there will be an opportunity for shareholders at the meeting to comment on, and ask questions about, the Remuneration Report which is incorporated in the Directors? Report in the Company?s Concise Financial Report 2006.

In accordance with the Corporations Act 2001, the vote on the proposed resolution in item 2 is advisory only and will not bind the directors or the Company, however the Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies.

The Directors recommend that shareholders vote in favour of item 2.

Item 3. Re-election of Director

Details of the director standing for election are as follows:

Donald Woolgar John BOURKE, FCPA, Age 67

Chairman, Independent Non-Executive Director, Chairman of the Nomination, Remuneration and Finance Committees and member of the Audit Committee.Mr Bourke joined the Board and appointed Chairman in August 2003. He has extensive business experience and is currently Chairman of Olex Holdings Limited (since August 2000), Compudigm International Limited (since April 1989) and Mitchell Corporation Pty Ltd (since July 2006). Mr Bourke was Chairman of Australian Technology Group Limited. He has previously been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke has significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company.

The Directors (excluding Mr Bourke) recommend that shareholders vote in favour of item 3.

Item 4. Executive Directors Participation in Company Share Plans

ASX Listing Rule 10.14 prohibits the Company from permitting a director, an associate of a director or someone in respect of whom ASX considers approval should be obtained, to acquire shares or other securities under an employee incentive scheme without the prior approval of shareholders by ordinary resolution at a general meeting. The shares or other securities must be issued no later than 3 years after the meeting where the approval is given. Accordingly, the approval of shareholders is sought for the acquisition by Dr R A Houston, the Managing Director and Chief Executive Officer of the Company, of ordinary shares in the Company under the Employee Share Plan and under the Executive Long Term Share Plan.

This notice of meeting to approve the acquisition of shares by Dr R A Houston is required to include certain information under Listing Rule 10.15A, which is set out below.

The shares would be acquired by Dr R A Houston as part of the remuneration received by him as an employee of the Company.

Employee Share Plan

Under the Employee Share Plan, Dr R A Houston will be offered shares in the Company to the value of $1,000, and no payment will be required from Dr R A Houston in respect of the issue of those shares. No loan is being made in relation to any acquisition pursuant to the Employee Share Plan.

Shares issued to Dr R A Houston under the Employee Share Plan may not be sold or transferred before the earlier of three years after issue or the time when Dr R A Houston ceases to be an employee of the Company.

Under the Employee Share Plan the number of shares to be allocated to Dr R A Houston will be determined by dividing $1,000 by the weighted average market price of the Company's shares traded on the ASX during the period of five (5) business days up to and including the day on which the shares are allocated. Where the number of shares determined under this formula is not a whole number, the number shall be rounded down to the nearest whole number. By way of example, if the weighted average market price of the Company?s shares is 10.5 cents the number of shares allocated to Dr R A Houston would be:

$1,000 = 9,523 shares (rounded down from 9,523.81 shares)

0.105

It is proposed to allow Dr R A Houston to acquire up to a maximum of $1,000 worth of ordinary shares in the Company (being the number of shares calculated in the manner set out above) under the Employee Share Plan. It is intended that the shares will be issued prior to 30 November 2006 or in any event prior to 24 October 2009 (being not later than 3 years after the 2006 Annual General Meeting).

Under the Employee Share Plan, Dr R A Houston is the only director, associate of a director or a person whom ASX considers should be approved (pursuant to Listing Rule 10.14) who has received shares since the last approval was given under Listing Rule 10.14.

Details of any shares issued under the Employee Share Plan will be published in each annual report of the Company relating to a period in which the shares have been issued and each annual report will note that approval for the issue of those shares was obtained under Listing Rule 10.14. Any additional persons who become entitled to participate in the Employee Share Plan after the resolutions were approved, who are not named in this Notice of Meeting and in respect of whom the issue of shares would require approval pursuant to Listing Rule 10.14, will not participate until approval is obtained under Listing Rule 10.14.

Executive Long Term Share Plan

Summary of terms of Executive Long Term Share Plan

The Executive Long Term Share Plan, which was approved by shareholders at the Company?s Annual General Meeting on 26 October 2004, provides for a performance related offer of shares to eligible executives of the Company and is designed to align executive reward with shareholder interests.

Under the Plan shares will only be issued to executives if the terms and conditions detailed below are satisfied.

The maximum number of shares that may be issued to executives under the Executive Long Term Share Plan will be a total of 4,568,750 shares. Shares issued under the Executive Long Term Share Plan will be issued no later than 24 October 2009.

Terms and conditions

The total number of shares for which a particular executive may be eligible will be determined by the Board (?Personal Allotment?).

The number of shares that the executive actually receives depends on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index. The peer group is ranked in terms of Total Shareholder Return (?TSR?). TSR is the percentage increase in a company?s share price plus reinvested dividends over a 3 year ?Performance Period? commencing on September 1, 2006 and ending on August 31, 2009.

The following table sets out the relevant percentages of an executive?s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance

(TSR Ranking)

% of Personal Allotment issued to each executive

Up to the 50th percentile

0%

At or above the 50th percentile but below the 75th percentile

50% to 99% (on a straight-line basis).

At or above the 75th percentile but below the 90th percentile

100%

At or above the 90th percentile

125%

Personal Allotments that have not been issued at the end of the Performance Period will lapse.

Forfeiture of Personal Allotment

An executive will forfeit any rights in relation to the Executive Long Term Share Plan (including any right to their Personal Allotment which has yet to be issued) immediately if:

(a) their employment with the Company ceases and the Board has not decided there is a ?Qualifying Reason?;

(b) they are dismissed for breach of their employment contract; or

(c) they have committed any act of fraud or defalcation in relation to the affairs of the Company.

A ?Qualifying Reason? is death, disability, ill health or redundancy. Where an executive ceases employment because of a Qualifying Reason, the Board will decide what percentage of their Personal Allotment will be issued (if any).

However, the Board of the Company maintains an absolute discretion to issue shares under the Executive Long Term Share Plan where it would be unfair not to issue the shares.

Disposal restrictions

Shares in the Company issued under the Executive Long Term Share Plan will be subject to the following disposal restrictions:

The shares will be held by a Trustee, who will not be entitled to sell or transfer a share held on behalf of an executive before the earlier of:

(a) 10 calendar years after the share was issued;

(b) cessation of that executive?s employment with the Group;

(c) a ?Capital Event? (a change in control resulting from a takeover bid, the acquisition of a relevant interest by a resolution passed at a general meeting of the Company or pursuant to a scheme of arrangement, the winding up or liquidation of the Company, or any other event which the Board in its absolute discretion considers a Capital Event); or

(d) the date on which the Board approves such dealing following a request from that executive.

Restrictions on Board consent

For the 12 months following the issue of the relevant shares, the Board will not approve a dealing for the purposes of (d) above which concerns:

* more than twenty percent (20%) of shares held on trust for that executive where the Company performance TSR ranking was at or above the 50th percentile but below the 75th percentile when the shares were issued;

* more than forty percent (40%) of shares held on trust for that executive where the Company performance TSR ranking was at or above the 75th percentile but below the 90th percentile when the shares were issued; or

* more than fifty percent (50%) of shares held on trust for that executive where the Company performance TSR ranking was at or above the 90th percentile when the shares were issued.

The Board has determined that Dr R A Houston?s Personal Allotment will be 995,000 shares. Therefore, it is proposed to allow Dr R A Houston to acquire up to a maximum of 1,243,750 ordinary shares in the Company under the Executive Long Term Share Plan.

The number of shares issued to Dr R A Houston under the Executive Long Term Share Plan (being a percentage of his Personal Allotment) will be calculated using the method outlined under ?Summary of terms of Executive Long Term Share Plan? above, which may result in a maximum of 1,243,750 shares being issued. Shares granted under the Executive Long Term Share Plan will be issued no later than 24 October 2009 (being not later than 3 years after the 2006 Annual General Meeting). Should Dr R A Houston be granted shares under the Plan, they will be issued at the prevailing market price at the time of issue. No payment will be required from Dr R A Houston in respect of the issue of those shares. No loan is being made in relation to any acquisition pursuant to the Executive Long Term Share Plan.

Under the Executive Long Term Share Plan, Dr R A Houston is the only director, associate of a director or a person whom ASX considers should be approved (pursuant to Listing Rule 10.14) and neither Dr R A Houston nor any other such person has received shares under the Executive Long Term Share Plan since the last approval was given under Listing Rule 10.14.

Details of any shares issued to Dr R A Houston under the Executive Long Term Share Plan will be published in each annual report of the Company relating to a period in which the shares have been issued and each annual report will note that approval for the issue of those shares was obtained under Listing Rule 10.14. Any additional persons who become entitled to participate in the Executive Long Term Share Plan after the resolutions were approved, who are not named in this Notice of Meeting and in respect of whom the issue of shares would require approval pursuant to Listing Rule 10.14, will not participate until approval is obtained under Listing Rule 10.14.

The Non-Executive Directors recommend that you vote in favour of this Resolution.

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